UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

GVI Security Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

 (Title of Class of Securities)

3622E10 1

(CUSIP Number)

David Weiner
c/o W-Net, Inc.
3490 Laurel Canyon Blvd., Suite 327
Studio City, California 91604
(818) 385-0405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8)
_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242E 10 1	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Joint Filer
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,434,374
	8	SHARED VOTING POWER 626,334,334
	9	SOLE DISPOSITIVE POWER 28,434,374
	10	SHARED DISPOSITIVE POWER 626,334,334
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,768,708
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.1%
14		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT! *

CUSIP No. 36242E 10 1		Page 3 of 8 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GVI Investment Company LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Joint Filer
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 625,000,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 625,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.4%
14		TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT! *

CUSIP No. 36242E 10 1	Page 4 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”), of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 2801 Trade Center Drive, Carrollton, Texas 75007.

Item 2. Identity and Background.

This statement is being filed jointly by:

David Weiner (“Weiner”), a citizen of the United States; and GVI Investment Company LLC (“GVII”), a California limited liability company. (Weiner and GVII, together, the “Reporting Persons”).

Weiner is an investment consultant. Mr. Weiner is also the sole director, officer and shareholder of each of W-net, Inc. (“W-net”) and Woodman Management Corporation (“WMC”). In addition, Mr. Weiner is the sole Manager of, and the holder of a 16% interest in, GVII.

GVII is a limited liability company formed for the purpose of purchasing “Units,” at a price of $50,000 per Unit, in a private placement of securities of the Issuer, which closed on October 4, 2006 (the “Private Placement”). Each Unit consisted of 1,250,000 shares of the Common Stock and a $45,000 principal amount 6% Subordinated Secured Convertible Promissory Note (the “Convertible Notes”) convertible into common stock at a conversion price of $.004 per share. By their terms, the Convertible Notes may not be converted into Common Stock until such time as the Issuer has a sufficient number of authorized shares of Common Stock to effect such conversion. Because the Issuer’s Board of Directors and the holders of a majority of the outstanding shares of Common Stock have approved a 50-for-1 reverse split of the Common Stock which would permit the conversion of all of the Convertible Notes, for the purpose of computing beneficial ownership in this Schedule 13D, the Convertible notes have been deemed to be convertible within 60 days from the date hereof.

The address for each of Mr. Weiner and GVII is 3490 Laurel Canyon Blvd., Suite 327, Studio City, California 91604.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 4, 2006, GVII purchased 50 Units in the Private Placement for an aggregate purchase price of $2,500,000. In connection with consulting services provided by W-net to the Issuer in the Private Placement, Weiner received a Warrant to purchase an additional 28,434,374 shares of the Issuer’s Common Stock at a purchase price of $.004 per share. In addition, on October 11, 2006, WMC purchased 669,900 shares of the Common Stock of the Issuer, at a price of $.028 per share, in the open market through a broker’s transaction. Both GVII and WMC used working capital to purchase the securities.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock and Convertible Notes for investment purposes but intend to review such investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

CUSIP No. 36242E 10 1	Page 5 of 8 Pages

In connection with the Private Placement, Mr. Weiner, along with three other persons designated by him, were appointed to the Issuer’s Board of Directors. Other than the 50-for-1 reverse split of the Issuer’s Common Stock, which was approved by the Issuer’s Board of Directors and the holders of a majority of the outstanding shares of Common Stock (including GVII), following the closing of the Private Placement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing:

Weiner beneficially owns 654,768,708 shares of the Common Stock of the Issuer consisting of (i) a Warrant to purchase 28,434,375 shares of the Common Stock of the Issuer at a purchase price of $.004 per share owned directly by Weiner (the “Weiner Warrant”); (ii) 62,500,000 shares of the Common Stock owned by GVII; (ii) 562,500,000 shares of the Common Stock of the Issuer underlying the Convertible Note owned by GVII; (iii) 1,001,000 shares of the Common Stock of the Issuer owned by WMC; and (iv) an immediately exercisable Warrant to purchase 333,333 shares of the Common Stock of the Issuer at a purchase price of $1.50 per share (the “W-net Warrant”) owned by W-net.

GVII beneficially owns 625,000,000 shares of the Common Stock of the Issuer consisting of (i) 62,500,000 shares of the Common Stock of the Issuer; and (ii) 562,500,000 shares of the Common Stock underlying the Note.

As of the date of this filing (based on 178,275,973 shares of the Common Stock of the Issuer issued and outstanding), the 654,768,708 shares of the Common Stock of the Issuer beneficially owned by Mr. Weiner constitutes approximately 85.1% of the Company’s outstanding shares of Common Stock; and the 625,000,000 shares of the Common Stock of the Issuer owned by GVII constitutes approximately 84.4% of the Company’s outstanding shares of Common Stock.

(b)  Mr. Weiner has the sole power to vote and dispose of, or to direct the vote or disposition of the 28,434,375 shares of the Common Stock subject to the Weiner Warrant.

GVII and Weiner share the power to vote and dispose of, or to direct the vote or disposition of the 625,000,000 shares of the Common Stock of the Issuer owned directly by GVII;

W-net and Weiner share the power to vote and dispose of, or to direct the vote or disposition of the 333,333 shares of the Common Stock of the Issuer owned directly by W-net; and

WMC and Weiner share the power to vote and dispose of, or to direct the vote or disposition of the 1,001,000 shares of the Common Stock of the Issuer owned directly by WMC.

(c) The following purchase of Common Stock and Convertible Notes was effected by GVII in the past 60 days, constituting all of the transactions effected by it in the Company’s Common Stock in the past 60 days. The purchase was made in the Private Placement.

CUSIP No. 36242E 10 1	Page 6 of 8 Pages

Date of Purchase	Securities Purchased	Price per Unit
10/4/06	50 Units, consisting of 62,500,000 shares of Common Stock and a $2,225,000 Convertible Note convertible into 625,000,000 shares of Common Stock.	$50,000 (for an aggregate purchase price of $2,500,000)

The following purchase of Common Stock was effected by WMC in the past 60 days, constituting all of the transactions effected by it in the Company’s Common Stock in the past 60 days. Such purchase was made in a broker’s transaction.

Date of Purchase	Shares Purchased	Price per Share
October 11, 2006	669,900	$.028

In addition to the foregoing, on October 4, 2006, Weiner acquired a Warrant to purchase 28,434,375 shares of the Common Stock of the Issuer at a purchase price of $.004 per share in consideration of consulting services provided by W-Net to the Issuer in connection with the Private Placement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

CUSIP No. 36242E 10 1	Page 7 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 23, 2006	/s/ David Weiner
David Weiner

Dated: October 23, 2006	GVI Investment Company, LLC

	By:	/s/ David Weiner
David Weiner, Manager

CUSIP No. 36242E 10 1	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GVI Security Solutions, Inc., and hereby affirm that this Amendment No. 10 to Schedule 13D is being filed on behalf of each of the undersigned.

Dated: October 23, 2006	/s/ David Weiner
David Weiner

Dated: October 23, 2006	GVI Investment Company, LLC

	By:	/s/ David Weiner
David Weiner, Manager